The First Western Funds Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

April 6, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the "Trust")
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust's responses to comments provided by Ms.  Anu Dubey of the staff of the Securities and Exchange Commission (the "Commission") on preliminary copy of the proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on March 26, 2015 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the proxy materials reflecting the changes described in the letter. Set forth below are the Commission staff's comments and the Trust's responses to those comments.

PROXY STATEMENT

Comment 1:  "Proposal 2: To approve, with respect to each Fund, the fundamental investment restriction regarding concentration (applies only to shareholders of the applicable Fund)." – Please revise the language in the parenthetical of Proposal 2 found on pages 3, 5 and 8 of Proxy Statement to clarify that shareholders of each Fund will be asked to vote on Proposal 2.

Response 1:   Proposal 2, as described on pages 3, 5 and 8 of the Proxy Statement, has been revised as follows:

"To approve, with respect to each Fund, the fundamental investment restriction regarding concentration (to be voted on by shareholders of each Fund)."

Comment 2:  Confirm that all the disclosure items required by Item 22(b)(14) (i) – (iv) of Schedule 14A of the Securities and Exchange Act of 1934 are included in the Proxy Statement.

Response 2: The Registrant confirms that all of the disclosure items required by Item 22(b)(14) (i) – (iv) of Schedule 14A of the Securities and Exchange Act of 1934 have been included in the Proxy Statement.

Comment 3: Please revise the disclosure in the section "Board Leadership" to add an explanation as to why the board of trustees believes its leadership structure is appropriate for the Funds.

Response 3: See the italicized text below for the additional disclosure added to the section "Board Leadership".

Board Leadership.The Board of Trustees is expected to be led by its newly-elected President, Debra Silversmith.  Ms. Silversmith is an "interested person" of the Trust because she is an employee and officer of First Western Trust Bank, an affiliate company of the Adviser.  Ms. Silversmith, with the assistance of the Trust's other officers, will oversee the daily operations of the Funds, including monitoring the activities of all of the Trust's service providers.
The Board of Trustees has not appointed a lead "independent trustee."  It was determined by the Board that due to its size (4 Trustees), the size of the fund complex (2 funds) and the relatively straightforward investment strategies utilized by the Funds, it is not necessary to appoint a lead "independent trustee".  The Independent Trustees believe they will be able to consistently work well together and possess the ability to provide appropriate oversight to the operations of the Trust.  The Board of Trustees believes its leadership structure provides the Independent Trustees with adequate influence over the governance of the Board and the Funds. In addition, the interested person Trustee, who serves as an officer of the Trust and an affiliated company of the Adviser, provides the Board with additional insight into the day-to-day management of the Trust's affairs, including risk management.

Comment 4:  Confirm that in the Proposed Concentration Policy found on page 18 of the Proxy Statement that the reference to "agency mortgage-backed securities" means mortgage-backed securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities.

Response 4:  The Registrant confirms that the reference to "agency mortgage-backed securities" in the Proposed Concentration Policy includes all mortgage-backed securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary